EXHIBIT 23(c)

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Consent of Independent Public Accountants

The Board of Directors
Old Kent Financial Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of Old Kent Financial Corporation of our report dated March 12, 1999, relating to the statements of net assets available for plan benefits of the Grand Premier Financial, Inc. Employee Savings and Stock Plan and Trust as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, the schedule of assets held for investment purposes as of December 31, 1998 and the schedule of reportable transactions for the year then ended, which report appears in the December 31, 1998 annual report on Form 11-K of the Grand Premier Financial, Inc. Employee Savings Plan and Stock Plan and Trust.

                                                                                /s/KPMG LLP

Chicago, Illinois
June 1, 2000